
GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**


Dear Shareholder:

Please join us on Friday, April 22, 2005, at 1:00 p.m. for Graco's Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1.  Election of four directors to serve for three year terms.

2.  Ratification of the selection of Deloitte & Touche LLP as independent auditors for the fiscal year 2005.

3.  Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 22, 2005 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1.  Mark, sign, date and return the enclosed Proxy Card;

2.  Call the toll-free telephone number shown on your Proxy Card; or

3.  Visit the website shown on your Proxy Card to vote via the internet.

Have your Proxy Card in front of you when voting by telephone or via the internet; it contains important information which is required to access the system. If you do not vote by telephone, internet, returning your Proxy Card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

David A. Roberts
President and
Chief Executive Officer

Robert M. Mattison
Secretary

March 7, 2005
Minneapolis, Minnesota

# TABLE OF CONTENTS

**YOUR VOTE IS IMPORTANT**

We urge you to call our transfer agent any time toll-free at **1-800-560-1965 or visit the website at www.eproxy.com/ggg** and vote your shares. Have your Proxy Card in front of you when you make your call or access the website as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of the telephone or internet voting, please mark, date and sign the Proxy Card and return it in the accompanying envelope as soon as possible. If you attend the meeting, you may still revoke your proxy and vote in person if you wish.

**The 2004 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available on our website at www.graco.com. A copy can be obtained free of charge by calling (612) 623-6659, requesting a copy from our web site or writing:**

**Treasurer
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441**



**GRACO**

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

**PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 22, 2005**

Your proxy, represented by the accompanying Proxy Card, is solicited by the Board of Directors of Graco Inc. ("Graco" or the "Company") in connection with the Annual Meeting of Shareholders of the Company to be held on April 22, 2005 (the "Meeting") and any adjournments of that meeting.

The costs of the solicitation, including the cost of preparing and mailing the Notice of Meeting and this Proxy Statement, will be paid by the Company. Solicitation will be primarily by mailing this Proxy Statement to all shareholders entitled to vote at the meeting. Proxies may be solicited by officers of the Company personally, but at no compensation in addition to their regular compensation as officers. The Company may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Proxy Statement and accompanying Proxy Card will be mailed to shareholders on or about March 11, 2005.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to the Secretary of the Company. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Only shareholders of record as of the close of business on February 22, 2005 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 69,032,904 common shares of the Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

## ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of the Company is set at a maximum of twelve; there are currently eleven directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three year terms. Board policy states that no director may continue to serve on the Board after the last day of the month of his/her seventieth (70th) birthday. At the Meeting, four persons are nominated to be elected to the Company's Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated Lee R. Mitau, James H. Moar, Martha A. Morfitt, and David A. Roberts for three year terms expiring in the year 2008. These individuals, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of the Company.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a majority of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 22, 2005 with respect to nominees for election and the seven directors whose terms of office will continue after the Annual Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

**Nominees for election at this meeting to terms expiring in 2008:**

**Lee R. Mitau**

Mr. Mitau, 56, is Chairman of the Board, a position he has held since May 7, 2002. He is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. Mr. Mitau has been a director of Graco since 1990 and is a director of H.B. Fuller Company.

**James H. Moar**

Mr. Moar, 56, became the Chief Operating Officer of Identix Incorporated in April 2003. Identix is a multi-biometric security technology company, offering fingerprint and facial technologies and products that empower the identification of individuals. He was Chief Operating Officer of Tennant Company from 1998 to June 2002. Mr. Moar has been a director of Graco since May 2001.

## Martha A. Morfitt

Ms. Morfitt, 47, is President and Chief Executive Officer of CNS Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. From 1998 to 2001, she was Chief Operating Officer of CNS Inc. Ms. Morfitt has been a director of Graco since 1995 and is a director of CNS Inc. and Intrawest Corporation.

## David A. Roberts

David A. Roberts, 57, is President and Chief Executive Officer of the Company, a position he has held since June 2001. Prior to joining Graco, from 1996 to June 2001, he was Group Vice President of the Marmon Group, where he had responsibility for a group of manufacturing companies with products including grocery store refrigeration, retail store fixtures and fast food restaurant equipment. Mr. Roberts has been a director of Graco since June, 2001 and is a director of Franklin Electric Company. (See section entitled Certain Business Relationships on page 22.)

## Directors whose terms continue until 2007:

## William G. Van Dyke

Mr. Van Dyke, 59, is Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products. He was Chairman, Chief Executive Officer and President of Donaldson Company from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since 1995. Mr. Van Dyke has been designated by the Board as the Audit Committee Financial Expert. Mr. Van Dyke is also a director of Donaldson Company, Inc. and Alliant TechSystems.

## Mark H. Rauenhorst

Mr. Rauenhorst, 52, is the President and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities, positions he assumed in 1999 and 2000, respectively. Beginning in 1996, he was President and CEO of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September 2000 and is a director of Opus Corporation and ConAgra Foods, Inc.

## J. Kevin Gilligan

Mr. Gilligan, 50, is the President and CEO of United Subcontractors, Inc., a national construction services company; he assumed this position in October 2004. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 through 2003. In 1997 he became President, Solutions and Services Business, Home and Building Control of Honeywell Inc. Mr. Gilligan has been a director of Graco since February 2001 and is a director of ADC Telecommunications, Inc.

**Directors whose terms continue until 2006:**

**Jack W. Eugster**

Mr. Eugster, 59, has been the Non-Executive Chairman of ShopKo Stores, Inc., a multi-outlet discount retailer, since 2001. He was the Chairman, President and Chief Executive Officer of Musicland Stores Corporation, a retail music and home video company, from 1986 until his retirement in 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Co. Inc. and ShopKo Stores, Inc.

**R. William Van Sant**

Mr. Van Sant, 66, has been an Operating Partner with Norwest Equity Partners, a leading private equity firm, since 2001. He was Chairman and Chief Executive Officer of Nortrax, Inc., a multi-outlet John Deere dealership, from 1999 to 2001. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H. B. Fuller Company and Amcast Industrial Corporation.

**Robert G. Bohn**

Mr. Bohn, 50, is Chairman, President and Chief Executive Officer of Oshkosh Truck Corporation, Oshkosh, Wisconsin, a designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency apparatus and military trucks. Mr. Bohn has been a director of Graco since June 1999, and is a director of Oshkosh Truck Corporation.

**William J. Carroll**

Mr. Carroll, 60, is Director of Economic and Community Development for the city of Toledo, Ohio, a position he assumed in September 2004. He retired from Dana Corporation, Toledo, Ohio, effective March 1, 2004. Dana Corporation is engaged in the engineering, manufacturing and distribution of components and systems for vehicular and industrial manufacturers worldwide. From September 2003 to March 2004, Mr. Carroll was the acting President and Chief Operating Officer, Dana Corporation. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems, Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that all of the directors of the Company, except Mr. Roberts, are independent directors. In making this determination, the Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between the Company and any independent director, including business entity with which any independent director is affiliated.

MEETINGS OF THE BOARD OF DIRECTORS

During 2004, the Board of Directors met 8 times. Attendance of the Company's directors at all Board and Committee meetings averaged 92.5 percent. During 2004, every current director attended at least 75 percent of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. The Company's Corporate Governance Guidelines require each director to make all reasonable efforts to attend the Company's Annual Meeting of Shareholders; in 2004, 10 directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, the Chairman of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee and a Management Organization and Compensation Committee. Membership as of February 22, 2005, the record date, was as follows:

| Audit | Governance | Management Organization and Compensation |
|---|---|---|
| W. G. Van Dyke, Chair | L. R. Mitau, Chair | M. A. Morfitt, Chair |
| W. J. Carroll | R. G. Bohn | R. G. Bohn |
| J. W. Eugster | J. H. Moar | W. J. Carroll |
| J. K. Gilligan | M. A. Morfitt | J. W. Eugster |
| J. H. Moar | W. G. Van Dyke | J. K. Gilligan |
| M. H. Rauenhorst | R. W. Van Sant | L. R. Mitau |
| R. W. Van Sant | | M. H. Rauenhorst |

**Audit Committee** (4 meetings in fiscal 2004)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934, and all of which are, in the judgement of the Board, financially literate.

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. A revised Audit Committee Charter was approved by the Board on February 18, 2005. The charter is available on the Company's website at www.graco.com.

**Governance Committee** (3 meetings in fiscal 2004)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;

- Periodically evaluates the Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and

- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, committee charters, committee chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was approved by the Board on February 18, 2005.

**Management Organization and Compensation Committee** (3 meetings in fiscal 2004)

The Management Organization and Compensation Committee has the following functions:

- Develops the Company's philosophy and structure for executive compensation;

- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;

- Prepares the report on executive compensation for the Company's proxy statement;

- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding performance on an annual basis;

- Administers the Company's stock option and other stock-based compensation plans; and

- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was approved by the Board on February 18, 2005.

NOMINATING PROCESS

The Governance Committee acts as the nominating committee for the Board of Directors, having the responsibility for identifying director candidates and recommending nominees to the Board. Shareholders may nominate candidates for election to the Board. Recommendations should be made in writing and addressed to the Governance Committee in care of the Secretary of the Company at the Company's corporate headquarters. The Company's by-laws provide that timely notice must be received by the Secretary not less than 90 days prior to the anniversary of the date of the Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in the Company's stock register; (iii) the number of shares of capital stock of the Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of the Company, if elected.

The Governance Committee will recommend for nomination as directors individuals who, in the judgment of the Committee, will be able to make a significant contribution to the governance of the Company by virtue of their experience, background, current position with other organizations and/or expertise in a particular business discipline. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of the Company, and the disciplines represented by incumbent directors. The Board will endeavor to at all times have at least one director, who shall serve on the Audit Committee, who shall be independent and qualify as an "Audit Committee Financial Expert" as defined in the applicable rules of the Securities and Exchange Commission.

The Governance Committee identifies nominees for director a number of ways, including recommendations from Committee members or other directors, research to identify candidates, and nominees recommended by shareholders. If appropriate, a recruiting firm may be used. At its meetings, the Committee discusses the number of new directors that may be needed and any particular expertise that may be desirable at the time. The Committee will then discuss and evaluate each nominee, taking into account the nominee's experience, background, current occupation, and particular expertise, assessing the nominee's ability to make a significant contribution to the governance of the Company, expertise in a desired area, probable willingness to serve, ability to make the significant time commitment necessary to be a director of the Company, and other relevant factors. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

COMMUNICATIONS WITH THE BOARD

The Board of Directors welcomes the submission of any comments or concerns from shareholders and any interested parties. These communications will go directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board. If you wish to submit any comments or express any concerns to the Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o  Robert M. Mattison, Vice President, General Counsel and Secretary
  88 11<sup>th</sup> Ave. NE
  Minneapolis, MN  55413

- Email the Board at boardofdirectors@graco.com

## CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation committees, as well as the Company's Corporate Governance Guidelines and Conduct of Business Guidelines (code of ethics), are available on the Company's website at www.graco.com. Written copies may be obtained by any shareholder by submitting a written request to: Graco Inc., 88 Eleventh Avenue N.E., Minneapolis, Minnesota 55413, attention: Corporate Secretary; or by email to boardofdirectors@graco.com.

## AUDIT COMMITTEE REPORT

### Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2004 ("the financial statements") with both the Company's management and its independent auditors, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by Statement of Auditing Standards No. 61, *Communication with Audit Committees.* Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussion with Audit Committees,* and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee notes that the incremental external audit and consulting cost to the Company for Sarbanes-Oxley compliance for the fiscal year ended December 31, 2004 was $338,000. This does not include opportunity costs of internal resources devoted to this compliance project.

The Members of the Audit Committee
Mr. William G. Van Dyke, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. James H. Moar
Mr. Mark H. Rauenhorst
Mr. Robert W. Van Sant

## Principal Accounting Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from the Company's principal accounting firm, Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte & Touche"), and fees paid to Deloitte & Touche for services in the other fee categories during the fiscal years ended December 31, 2004 and December 26, 2003. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte & Touche, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte & Touche's independence. The Audit Committee pre-approved 100% of the services described below.

|  | 2004 | 2003 |
| --- | --- | --- |
| Audit Fees[1] | $696,000 | $422,000 |
| Audit Related Fees[2] | 82,000 | 8,000 |
| Tax Fees[3] | 70,000 | 41,000 |
| Other Fees[4] | 24,000 | 60,000 |
| Total | $872,000 | $531,000 |

(1) Includes fees of $299,000 for Sarbanes-Oxley in 2004.

(2) Includes fees of $75,000 for acquisition due diligence services in 2004. Also, includes fees for employee benefit plan audits of $5,000 and $7,000 and accounting services of $2,000 and $1,000 in 2004 and 2003, respectively.

(3) Includes fees for tax compliance services of $52,000 and $31,000, and tax advice of $18,000 and $10,000, in 2004 and 2003, respectively.

(4) Includes fees for transaction advisory services of $24,000 in 2004. Also, includes fees for individual employee benefit statement preparation of $58,000 and other services of $2,000 in 2003.

## Pre-Approval Policies

The Audit Committee's policy on pre-approval of services performed by the independent auditor is to approve all audit and permissible non-audit services to be provided by the independent auditor during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the auditor's independence.

## Audit Committee Financial Expert

The Board has identified William G. Van Dyke as an Audit Committee Financial Expert.

## Report of the Management Organization and Compensation Committee

*Overview*

The Management Organization and Compensation Committee is responsible for developing the Company's philosophy and structure for executive compensation. Consistent with this philosophy, on an annual basis the Committee determines the compensation of the Chief Executive Officer. Prior to February 2005, the Committee reviewed the compensation of the other executive officers. The Committee's charter was changed in February 2005 to provide that the Committee will approve the compensation of the other executive officers.

Compensation plans that provide for grants or awards of Company stock to executive officers are approved by the Board of Directors and the shareholders of the Company. The Internal Revenue Code ("the Code") includes a deductibility limit for remuneration to certain executive officers [Section 162(m) of the Code]. Qualified performance-based compensation is not subject to this deductibility limit. The Graco Inc. Stock Incentive Plan, which permits grants of stock options and stock appreciation rights to executive officers, meets the qualification requirements for performance based compensation of Section 162(m).

In order to qualify annual incentive awards to the Chief Executive Officer and other executive officers as performance-based compensation under Section 162(m) of the Code, the Company has an Executive Officer Annual Incentive Bonus Plan. This Plan meets the requirements of Section 162(m) in all respects.

*Executive Compensation Philosophy and Structure*

It is the Company's philosophy to set its executive compensation structure at a level competitive with manufacturers of comparable sales volume and financial performance. For 2004 and prior years executive compensation was set at a level competitive with durable goods manufacturers of comparable sales volume and geographic scope. The salary ranges within this compensation structure are determined by consulting a variety of independent third-party executive compensation surveys and resources.

Executive compensation is delivered through:
- base salaries that recognize the experience and performance of individual executives;
- performance-driven incentives that:
  - enhance shareholder value;
  - balance annual and long-term corporate objectives; and
  - provide meaningful amounts of Company stock; and
- competitive benefits.

*Components of Executive Compensation*

**Base Salary** ranges are established using salary and trend data for manufacturers of comparable sales volume and financial performance, using a variety of independent third-party executive compensation surveys and resources. The target for base salary ranges will be the median of this defined marketplace. Executive positions will be individually benchmarked against these survey sources not less than every other year and multiple surveys will be used to establish a competitive salary range for each position.

The actual base salary of each executive officer within the range is determined by the executive's performance, which is evaluated annually by the Chief Executive Officer and reviewed by the Committee. Other factors that may influence the level of individual executive base pay may include current position in salary range, internal pay relationships, and retention considerations.

The **Executive Officer Annual Incentive Bonus Plan** (the "Executive Incentive Bonus Plan") was available in 2004 to the Chief Executive Officer and any other executive designated by the Committee. The Committee is authorized to establish financial growth targets for each participant that are directly and specifically tied to one or more financial measures. On or before the $90^{th}$ day of the Company's fiscal year, the Committee identifies the participants, establishes the "Targeted Bonus Maximum Percentages" for each participant, and establishes the applicable "Financial Measures" and the "Company Performance Target(s)" for each "Financial Measure," as these terms are defined in the Executive Incentive Bonus Plan. At the close of the fiscal year, the Committee certifies whether or not the Company Performance Target(s) have been attained. Using a variety of independent third-party executive compensation surveys and resources, the Committee establishes competitive payout levels for achievement of the Executive Incentive Bonus Plan metrics. For 2004, the Committee established payouts for Mr. Roberts, the sole Executive Incentive Bonus Plan participant, from 0 to 100% of base salary paid.

The **Annual Bonus Plan** in 2004 covered executive officers and select managers that did not participate in the Executive Incentive Bonus Plan. The Annual Bonus Plan, available in 2004 to 10 executive officers and 35 managers, is structured to encourage growth in both sales and net earnings by the Company. The Plan determines individual payout amounts for executive officers by measuring Company performance against corporate sales and net earnings growth targets, which were established by the Committee in the first quarter of each year. In addition, the Chief Executive Officer established divisional and regional  sales and earnings targets for the executive officers and select managers assigned to specific divisions and regions. Overall performance for determining the payout amounts for the divisional and regional executive officers and select managers was measured against divisional, regional, and corporate targets.  The payout amount for the executive officer in charge of manufacturing operations is also partially based on specified performance targets related to manufacturing.

The Annual Bonus Plan payout for each executive officer assigned to a specific operation, division or region was determined by evaluating performance against the established targets for that operation, division or region, and corporate net sales and net earning results against the corporate targets. The bonus payout for the executive officers in charge of corporate staff functions was determined using corporate net sales and net earnings results. For executive officers in charge of corporate staff functions in 2004, corporate net sales results led to an award of the maximum payout attributable to net sales which was 50% of the total payout, and corporate net earnings results led to an award of the maximum payout attributable to net earnings which was 50% of the total payout. In 2004, the Committee established a range of payouts for executive officer positions under the Annual Bonus Plan from 0 to 70% of base salary paid. In addition, in recognition of the Company's outstanding performance, which substantially exceeded the corporate sales and growth target established for 2004, each executive officer was granted  an additional bonus equal to 15% of base salary paid.

In February 2005, the Committee adopted the Executive Officer Bonus Plan (the "Officer Bonus Plan"), which replaces the Annual Bonus Plan for executive officers who do not participate in the Executive Incentive Bonus Plan. The Officer Bonus Plan for 2005 will provide for a bonus for each officer based on performance targets for that officer established by the Committee, with a minimum payout of 0% up to a payout of 70% of base salary paid if the maximum targets established by the Committee are achieved. In addition, officers will be awarded up to an additional 35% of base salary paid if such maximum targets are exceeded by amounts specified by the Committee.

**CEO Awards.** Under this program, up to $100,000 in individual discretionary awards may be granted each year to recognize significant contributions of selected management employees, including executive officers. In 2004, CEO Awards were granted to 16 employees, none of whom were executive officers.

The **Executive Long Term Stock Incentive Program** is structured to align the interests of executive officers with those of all Graco shareholders. The Long Term Stock Incentive Program for 2004 consisted of stock options granted to executive officers under the Graco Inc. Stock Incentive Plan. ( the "Stock Incentive Plan") The number of stock options granted to each executive officer was determined using competitive data for comparably sized durable goods manufacturers, as reflected in independent third party long term incentive surveys. Stock option grants were targeted at the median of this market. These options were non-incentive stock options with a 10-year duration and a vesting schedule of 25 percent after each of years one, two, three, and four.

*Compensation of the Chief Executive Officer*

On an annual basis, the Committee is responsible for reviewing the individual performance of the Chief Executive Officer, and determining appropriate adjustments in base pay and award opportunities under the Executive Incentive Bonus Plan and the Stock Incentive Plan.

In 2004, Mr. Roberts served as Chief Executive Officer of the Company. The Committee, using salary survey data, established Mr. Roberts' base salary at $510,000 per year. These data were based on comparably sized durable goods manufacturing companies, as published in independent third party executive compensation surveys. Mr. Roberts earned the maximum bonus award available under the Executive Incentive Bonus Plan of $510,000, which is equal to 100% of his base salary. The 2004 bonus award was based upon the achievement of specified levels of net sales and net earnings of the Company. Sales of $605.0 million in 2004 represent an increase in sales of 13% from 2003, which led to the maximum payout attributable to sales, which was 50% of the total payout. Net earnings of $108.7 million in 2004 represent an increase in net earnings of 25% from net earnings in 2003, which led to the maximum payout attributable to net earnings, which was 50% of the total payout. In addition, in recognition of the Company's outstanding financial performance, which substantially exceeded the Company Performance Targets established for 2004, the Committee granted Mr. Roberts an additional bonus of $ 100,000.

Review of the 2004 performance of the Chief Executive Officer was conducted by the Committee. Based on this review and using salary survey data for manufacturing companies of comparable sales volume and financial performance, the Committee increased Mr. Roberts' base salary from $510,000 to $561,000, effective January 1, 2005. For 2005, Mr. Roberts will participate in the Executive Incentive Bonus Plan, with a minimum payout of 0% up to a payout of 100% of base salary paid if the maximum targets specified by the Committee are achieved. In addition, Mr. Roberts will be awarded up to an additional 50% of base salary paid if such maximum targets are exceeded by amounts specified by the Committee.

> The Members of the Committee
> Ms. Martha A. Morfitt, Chair
> Mr. Robert G. Bohn
> Mr. William J. Carroll
> Mr. Jack W. Eugster
> Mr. J. Kevin Gilligan
> Mr. Lee R. Mitau
> Mr. Mark Rauenhorst

## Comparative Stock Performance Graph

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and of the Dow Jones Factory Equipment Index over the same period (assuming the value of investment in Graco common stock and each index was 100 on December 31, 1999 and all dividends were reinvested).

### Five Year* Cumulative Total Shareholder Return



* formerly known as Dow Jones Factory Equipment

*Fiscal Year Ended Last Friday in December

# Summary Compensation Table

The following table shows both annual and long-term compensation awarded to or earned by the Chief Executive Officer and the four most highly compensated executive officers of the Company whose total annual salary and bonus for 2004 exceeded $100,000.

| (a) | (b) | Annual Compensation (c) | (d) | (e) | Long -Term Compensation Awards (f) | (g) | (h) |
|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($)[1,2] | Other Annual Compen- sation ($) | Restricted Stock Award(s) ($)[3] | Securities Underlying Options/ SARs (#) | All Other Compen- sation ($)[4] |
| David A. Roberts | 2004 | 510,000 | 610,000 | - | 0 | 120,000 | 7,281 |
| President and Chief | 2003 | 485,000 | 436,500 | - | 0 | 108,000 | 7,290 |
| Executive Officer | 2002 | 450,000 | 329,144 | - | 0 | 90,000 | 7,036 |
| Dale D. Johnson | 2004 | 262,000 | 222,572 | - | 0 | 27,000 | 6,738 |
| Vice President, | 2003 | 254,000 | 177,800 | - | 0 | 27,000 | 6,366 |
| Contractor Equipment Division | 2002 | 241,500 | 142,560 | - | 109,125 | 22,500 | 6,346 |
| Charles L. Rescorla | 2004 | 216,320 | 170,002 | - | 0 | 27,000 | 6,181 |
| Vice President, | 2003 | 208,000 | 145,600 | - | 0 | 27,000 | 6,435 |
| Manufacturing/ Distribution Operations and Information Systems | 2002 | 196,100 | 108,316 | - | 109,125 | 22,500 | 5,955 |
| Patrick J. McHale | 2004 | 208,000 | 176,800 | - | 0 | 27,000 | 6,341 |
| Vice President, | 2003 | 198,000 | 127,870 | - | 0 | 22,500 | 6,177 |
| Lubrication Equipment Division | 2002 | 180,000 | 112,241 | - | 109,125 | 16,875 | 6,156 |
| Fred A. Sutter | 2004 | 200,000 | 170,000 | - | 0 | 27,000 | 6,331 |
| Vice President, | 2003 | 178,500 | 132,577 | - | 0 | 22,500 | 6,153 |
| Industrial/Automotive Equipment Division | 2002 | 160,000 | 78,837 | - | 109,125 | 16,875 | 5,674 |

(1) Deferred compensation is included in Salary and Bonus in the year earned.

(2) Bonus includes any awards under the Executive Incentive Bonus Plan, the Annual Bonus Plan and the CEO Award Program described in the Management Organization and Compensation Committee Report. CEO Award Program awards of $12,000 each were made to Mr. McHale and Mr. Sutter in 2003 and $15,000 to Mr. Rescorla in 2002. A special bonus of 15% of base salary paid was given to Mr. Johnson, Mr. Rescorla, Mr. McHale, and Mr. Sutter for 2004. Mr. Roberts received a special bonus of $100,000 for 2004.

(3) Restricted stock grants were made to Mr. Johnson, Mr. Rescorla, Mr. McHale and Mr. Sutter on May 7, 2002, in the amount shown on the table. The restrictions will lapse on May 7, 2005.

(4) The compensation reported includes the Company contributions under the Graco Employee Investment Plan (excluding employee contributions) and the amounts attributable to the imputed value of the group term life insurance benefit for each of the named executive officers. For 2004, the Company contribution accrued under the Graco Employee Investment Plan for each named executive officer was as follows: $5,991 for Mr. Roberts, $6,150 for Mr. Johnson, $5,720 for Mr. Rescorla, $6,150 for Mr. McHale and $6,150 for Mr. Sutter. The Company contribution under the Graco Employee Investment Plan is a dollar-for-dollar match up to the first 3% of employee contributions.

## Option Grants Table (Last Fiscal Year)

The following table shows the stock options granted to the named executive officers during 2004, their exercise price and their grant date present value.

| (a) | Individual Grant | | | | Grant Date Value[2] |
| --- | --- | --- | --- | --- | --- |
|  | (b) | (c) | (d) | (e) | (f) |
|  | Number of Securities Underlying Options | % of Total Options Granted to Employees in | Exercise or Base Price | Expiration | Grant Date Present |
| Name | Granted (#)[1] | Fiscal Year | ($/Sh) | Date | Value ($) |
| David A. Roberts | 120,000 | 11% | 27.91 | 2/19/14 | 888,000 |
| Dale D. Johnson | 27,000 | 3% | 27.91 | 2/19/14 | 199,800 |
| Charles L. Rescorla | 27,000 | 3% | 27.91 | 2/19/14 | 199,800 |
| Patrick J. McHale | 27,000 | 3% | 27.91 | 2/19/14 | 199,800 |
| Fred A. Sutter | 27,000 | 3% | 27.91 | 2/19/14 | 199,800 |

(1) Non-incentive stock options were granted on February 20, 2004, in the amount shown in the table. The options become exercisable in equal installments over four years, beginning with the first anniversary date of the grant.

(2) The Black-Scholes option pricing model has been used to determine the grant date present value. Annual volatility was calculated using monthly returns for 36 months prior to the grant date, the interest rate was set using U.S. Treasury securities of similar duration to the option period as of the grant date, and dividend yield was established as the yield on the grant date. A 10% discount for nontransferability and 3% discount to reflect the possibility of forfeiture over a two-year period were applied. For grants expiring on February 19, 2014, the assumptions used in the model were annual volatility of 22.40%, interest rate of 4.27%, dividend yield of 1.45%, and time to exercise of 10 years.

# Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-End Option Values

The following table shows the value of outstanding in-the-money options at the end of the fiscal year 2004 for the named executive officers.

| (a) | (b) | (c) | (d) Number of Securities Underlying Unexercised Options at FY-End (#) | (e) Value of Unexercised In-the-Money Options at FY-End ($)[2] |
|---|---|---|---|---|
| Name | Shares Acquired on Exercise (#) | Value Realized ($)[1] | Exercisable/ Unexercisable | Exercisable/ Unexercisable |
| David A. Roberts | 0 | 0 | 156,375/274,125 | 3,374,595/4,267,185 |
| Dale D. Johnson | 0 | 0 | 110,813/86,625 | 2,905,789/1,638,720 |
| Charles L. Rescorla | 42,187 | 889,422 | 60,187/64,125 | 1,496,360/1,017,608 |
| Patrick J. McHale | 0 | 0 | 20,389/56,530 | 479,499/860,664 |
| Fred A. Sutter | 37,123 | 853,759 | 26,720/56,530 | 597,066/860,664 |

(1) "Value realized" is the difference between the sale price of the Company's common stock on the date of exercise and the option exercise price, multiplied by the number of shares received.

(2) "Value at fiscal year-end" is the difference between $37.35, the closing price of the Company's common stock on December 31, 2004, and the option price, multiplied by the number of shares subject to option.

## Equity Compensation Plan Information

The following table provides information about shares that may be issued under the Company's various stock option and purchase plans at December 31, 2004:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,829,713 | 17.36 | 2,340,399 |
| Equity compensation plans not approved by security holders [1] | 792,631 | 21.57 | 1,589,079 |
| Total | 3,622,344 | $18.28 | 3,929,478 |

(1) The Company maintains one plan that did not require approval by shareholders. The Employee Stock Incentive Plan is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of grant.

## Change in Control

Each of the executive officers listed in the Summary Compensation Table, the other executive officers and certain other key employees of the Company, have entered into a change of control agreement with the Company (singularly "Agreement"; collectively the "Agreements"). The change of control period is defined to extend for two years from the date the Agreement is executed. Each year this period is automatically extended for one year so as to terminate two years from the annual anniversary date of the Agreement, unless the Company gives the executive notice that the Company does not wish to extend this period.

A change of control is generally defined in the Agreements to have occurred if: (i) a person other than a trust person (as defined in the Agreement) acquires beneficial ownership of 25% or more of the Company's outstanding common stock, except acquisitions directly from the Company, by the Company, by a Company employee benefit plan, or by the executive or a group of which he is a part (ii) members of the Incumbent Board (as defined in the Agreement) cease to be in the majority on the Board; (iii) the shareholders approve a reorganization, merger, consolidation or statutory exchange of the Company's outstanding common stock, or approve a sale or other disposition of all or substantially all of the assets of the Company; or (iv) the shareholders approve a complete liquidation or dissolution of the Company.

Each Agreement provides that for two years after a change of control there will be no adverse change in the executive's duties and responsibilities, compensation program, benefits or other circumstances, provided that nothing will restrict the right of the executive or the Company to terminate the employment of the executive. If the executive's employment is terminated by the Company for any reason other than for good cause, death, or disability, or by the executive for "good reason" (as defined in the Agreement), within two years following a change of control, the executive will be entitled to certain benefits. These benefits include a sum equivalent to the executive's base salary to the date of termination (to the extent not yet paid), a bonus calculated according to a formula (set forth in the Agreement) for the year in which the termination occurs, two times the executive's annual base salary, two times the midpoint between the maximum and minimum bonus for the fiscal year in which the termination occurs, and benefit coverage for a minimum of two years following the date of termination.

The payments to which the employee is entitled are subject to reduction in the event the payments would constitute a parachute payment within the meaning of Section 280G of the Internal Revenue Code of 1989, as amended, (the "Code") or any successor provision, provided that the reduction does not exceed $25,000. If the reduction would exceed $25,000, there will be no reduction and the Company will make an additional payment to the executive in the amount that will put the executive in the same after-tax position as if no excise tax under the Code had been imposed.

## Termination Arrangements

In the event that the employment of Mr. Roberts is terminated involuntarily for other than gross or willful misconduct, he will be paid an amount equal to two years of his then base salary. He will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. The Company will also reimburse him for any premiums for the Company's health plans he elects to pay under COBRA. In the event that Mr. Roberts' employment is terminated for other than gross or willful misconduct between the second and fifth anniversary of his employment with the Company (June 25, 2001), he will be entitled to a retirement benefit as if he vested under the Retirement Plan after two years of service. This benefit would be paid from the unfunded plan referred to in "Retirement Arrangements" below.

It is the practice of the Company to continue to provide base salary to executive officers whose employment is involuntarily terminated by the Company for a period of twelve months or until the officer secures other employment, whichever is the lesser period.


## Retirement Arrangements

The Company has an employee retirement plan which provides pension benefits for eligible regular full-time and part-time employees. Benefits under the Graco Employee Retirement Plan ("Retirement Plan") consist of a fixed benefit which is designed to provide retirement income at age 65 of 43.5% of average monthly compensation, less 18% of Social Security-covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of five consecutive highest years' cash compensation during the last ten years of service, including base salary, Executive Incentive Bonus Plan awards, and Annual Bonus Plan awards, but excluding Executive Long Term Incentive Program awards, divided by sixty. Benefits under the Retirement Plan vest upon five years of benefit service.

Federal tax laws limit the annual benefits that may be paid from a tax-qualified plan such as the Retirement Plan. The Company has adopted an unfunded plan to provide benefits to retired executive officers impacted by the benefit limits, so that they will receive, in the aggregate, the benefits the executive would have been entitled to receive under the Retirement Plan had the limits imposed by the tax laws not been in effect. The maximum annual pension payable to or on behalf of the executive under the unfunded plan will be equal to the difference between $170,000 and the benefits actually payable under the Retirement Plan when the limits imposed by the tax laws are applied.

The following table shows the estimated aggregate annual benefits payable under the Retirement Plan and the unfunded plan for the earnings and years of service specified. The years of benefit service for the Chief Executive Officer and the executive officers listed in the Summary Compensation Table are: Mr. Roberts, 3 years; Mr. Johnson, 29 years; Mr. Rescorla, 16 years; Mr. McHale, 15 years; and Mr. Sutter, 9 years. A maximum of 30 years had previously been counted in the pension benefit calculation. For 1998 and subsequent years, the 30 year maximum has been eliminated.

| | Estimated Aggregate Annual Retirement Benefit | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Final Average Compensation | 5 Years Service | 10 Years Service | 15 Years Service | 20 Years Service | 25 Years Service | 30 Years Service | 35 Years Service | 40 Years Service | 45 Years Service |
| $200,000 | $13,110 | $ 26,219 | $ 39,329 | $ 52,439 | $ 65,548 | $ 78,658 | $ 91,768 | $104,877 | $117,987 |
| 300,000 | 20,360 | 40,719 | 61,079 | 81,439 | 101,798 | 122,158 | 142,518 | 162,877 | 170,000 |
| 400,000 | 27,610 | 55,219 | 82,829 | 110,439 | 138,048 | 165,658 | 170,000 | 170,000 | 170,000 |
| 500,000 | 34,860 | 69,719 | 104,579 | 139,439 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 |
| 600,000 | 42,110 | 84,219 | 126,329 | 168,439 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 |
| 700,000 | 49,360 | 98,719 | 148,079 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 |
| 800,000 | 56,610 | 113,219 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 | 170,000 |

## Directors' Fees

Effective May 1, 2004, the fees paid each director, except directors who were also employees of the Company, are as follows: the annual retainer is $26,000. The annual retainer for the Chairman of the Board is $60,000. There are also annual retainers of $5,000 for the chairs of the Governance Committee and the Management Organization and Compensation Committee, and $7,500 for the chair of the Audit Committee. The directors receive a meeting fee of $1,000 for each Board meeting attended. The meeting fee for the Governance Committee and the Management Organization and Compensation Committee is $1,000 per meeting. The meeting fee for the Audit Committee is $1,200 per meeting. The fee for telephone attendance at any Board or Committee meeting is ½ of the regular fee.

A non-employee director may elect to receive all or part of the director's annual retainer (including committee chair retainer) and meeting fees in the form of shares of the Company's common stock instead of cash. A director may also elect to defer the receipt of said stock. This alternative provides for the crediting of shares of common stock to a deferred stock account held by a trustee in the name of the non-employee director. Dividends paid on the common stock held in the deferred accounts will be credited to the accounts in the form of additional common stock at the time of payment. Participating directors may elect to receive payment from their deferred stock account in a lump sum or installments. Payments, whether in a lump sum or by installments, shall be made in shares of common stock, plus cash in lieu of any fractional share.

Under the Stock Incentive Plan, non-employee directors receive an initial option grant of 3,000 shares upon first joining the Board and an annual option grant of 3,000 shares on the date of the Company's annual meeting of shareholders. Options granted under the Plan are non-statutory, have a ten-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value, as defined in said Plan, on the date of the grant.

Effective April 22, 2005 the annual retainer for non-employee directors (except the Chairman of the Board) will be $32,000 per year, and non-employee directors will receive an annual stock option grant of 3,000 shares.

In February 2001, the Board terminated the retirement benefit for non-employee directors, which provided that upon cessation of service, non-employee directors who have served for five full years will receive quarterly payments for five years at a rate equal to the director's annual retainer in effect on the director's last day of service on the Board. Retirement payments will be made in accordance with the retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

## Certain Business Relationships

Mr. Roberts, President and Chief Executive Officer of the Company, is the brother-in-law of Gary Tepas, the President of EmKay Leasing. On June 17, 2002 the Company entered into an agreement with EmKay Leasing for the lease and maintenance of approximately 164 vehicles and trailers. The agreement includes leasing and program fees. The amount paid to EmKay Leasing for the fiscal year ended December 31, 2004 was approximately $1,443,150. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002.

BENEFICIAL OWNERSHIP OF SHARES

The following information, furnished as of February 22, 2005, indicates beneficial ownership of the common shares of the Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership[1,2] | Percent of Common Stock Outstanding* |
|---|---|---|
| R. G. Bohn | 26,678 | |
| W. J. Carroll | 36,858 | |
| J. W. Eugster | 4,875 | |
| J. K. Gilligan | 21,542 | |
| D. D. Johnson[2] | 178,256 | |
| P. J. McHale[2] | 56,029 | |
| L. R. Mitau | 80,461 | |
| J. H. Moar | 15,521 | |
| M. A. Morfitt | 63,303 | |
| M. H. Rauenhorst | 30,017 | |
| C. L. Rescorla[2] | 137,640 | |
| D. A. Roberts[2] | 245,404 | |
| F.A. Sutter | 77,310 | |
| W. G. Van Dyke | 73,379 | |
| R. W. Van Sant | 5,829 | |
| All directors and executive officers as a group (21 persons)[3] | 1,527,067 | 2.2% |

* Less than one (1) percent if no percentage is given.

(1) Includes 884,764 shares with respect to which executive officers, and 232,336 shares with respect to which non-employee directors, have a right, as of April 22, 2005 to acquire beneficial ownership upon the exercise of vested stock options.

(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 348,748 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Rescorla and Roberts share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 32,313 shares held by The Graco Foundation, as to which Messrs. Johnson and McHale share voting and investment power as directors.

(3) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 1,908,128 shares, or 2.8% of the outstanding shares.

## Principal Shareholders

The following table identifies each person or group known to the Company to beneficially own as of February 22, 2005 more than 5 percent of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

|  | Beneficial Ownership | Percent of Class |
| --- | --- | --- |
| Wellington Management Company, LLP[1] | 6,143,815 | 8.9 % |

(1) Based on information of beneficial ownership as of December 31, 2004 included in a Schedule 13G filed on February 14, 2005.

## Section 16(a) Beneficial Ownership Reporting Compliance

The Company's executive officers, directors, and 10 percent shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to the Company, or written representations that no reports were required, the Company believes that all reports were filed on a timely basis by reporting persons during and with respect to 2004.


**PROPOSAL 2**


### PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC AUDITORS

Deloitte & Touche LLP ("Deloitte") has acted as independent auditors for the Company since 1962. The Audit Committee of the Board, which has selected Deloitte as independent auditors for fiscal year 2005 recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

### OTHER MATTERS

The Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

## SHAREHOLDER PROPOSALS

The Company did not receive a request from any shareholder that a matter be submitted to a vote at the 2005 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2006 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this statement no later than November 1, 2005.

Any shareholder proposal for the Annual Meeting in year 2006 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 22, 2006 to be considered. The persons named as proxies intend to exercise their discretionary authority to vote as they deem in the best interests of the Company on any such shareholder proposal.

You are respectfully requested to exercise your right to vote. You may do so by calling (1-800-560-1965), by accessing our website at www.eproxy.com/ggg, or by completing and signing the enclosed proxy card and returning it. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors

Robert M. Mattison
Secretary


Dated: March 7, 2005


**NOTE:** **Vote by telephone – call 1-800-560-1965**
**Vote via the internet at www.eproxy.com/ggg**



March 10, 2005

***Electronically Filed***

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE:     Graco Inc.
        Proxy Statement for 2005 Annual Meeting and Proxy Card
        File No. 001-9249
        CIK No. 0000042888

Ladies and Gentlemen:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, enclosed for filing is the Proxy
Statement and card to be used by Graco Inc. in connection with its 2005 Annual Meeting
of Shareholders.

Yours very truly,

Robert M. Mattison
Vice President, General Counsel and Secretary

Enclosures

cc:     New York Stock Exchange
        6 manually signed copies


        Society of Corporate Secretaries and Governance Professionals (1 printed copy)